# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZenaTech, Inc., CIK 0001997403
CUSIP: 00098936T
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 777 HORNBY STREET, SUITE 600, VANCOUVER, British Columbia Canada (A1), V6Z 1S4
Date of event which requires filing of this statement: 06/01/2026
Amends the filing with accession number 1376474-25-000820
Filed by CIK 0002069079
Persons authorized to receive notices and communications: Vivienne Passley, 309 E Rand Road, Suite 147, Arlington Heights, Illinois (IL), 60004, 847-602-0264

## Reporting persons
- GG Mars Capital, Inc. (CIK 0002069079): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,150,516; shared voting power 0; sole dispositive power 4,150,516; shared dispositive power 0; aggregate amount beneficially owned 4,150,516 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ZenaTech, Inc.
Address of issuer's principal executive offices: 777 HORNBY STREET, SUITE 600, VANCOUVER, British Columbia Canada (A1), V6Z 1S4
Comment:
Item 1 Comment:
This Schedule 13D relates to the common shares of ZenaTech Inc., a British Columbia, Canada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 600, 777 Hornby Street, Vancouver, British Columbia V6Z 1S4 Canada.

## Item 2. Identity and Background
Name of person filing: GG Mars Capital, Inc. (a) This statement on Schedule 13D is filed by GG Mars Capital (the "Reporting Person") subsequent to the exercise of conversion rights under a convertible line of credit provided by the Reporting Person to the Issuer in August 2019.
Residence or business address: (b) The Reporting Person is organized under the laws of the State of Illinois and its business address is 309 East Rand Road, Arlington Heights, IL 60004
Present principal occupation or employment:
(c) The Reporting Person is in the business of finance.
(d) Information with respect to the directors, officers and controlling shareholders of the Reporting Person is set forth in Schedule A hereto and is incorporated herein by reference. However, the directors and officers of the Reporting Person disclaim beneficial ownership of any shares of the Issuer owned by the Reporting Person.
Criminal convictions in the last five years: (d) During the past five years, neither the Reporting Person nor any of its directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) During the past five years, neither the Reporting Person nor any of its directors or officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person partially converted amounts outstanding under a line of credit provided by the Reporting Person to the Issuer in August 2019. See Section 5(c) below for more information.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Issuer's common stock for investment purposes. None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) The Reporting Person holds an aggregate of 4,150,516 common shares of the Issuer, representing approximately 5.362% of the Issuer's outstanding common shares, subsequent to the acquisition of the shares described in Section 5(c) below.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares.
Transactions in the class effected during the past sixty days: (c) On May 12, 2026, the Reporting Person acquired 195,652 common shares of the Issuer upon the conversion of $314,608.00 outstanding under a convertible line of credit provided by the Reporting Person to the Issuer in October 2024 at a price of $1.6080 per share and on 5/12/2026 converted 200,000 preferred shares of the Issuer into 600,000 common shares at a rate of one (1) preferred share into three (3) common shares.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A. Information About Directors, Officers and Control Persons of the Reporting Person

## Signatures
- GG Mars Capital, Inc.: Vivienne Passley, President (06/01/2026)